UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

1.	Introduction to the Company

1.1.	Business Purpose

1.2.	History

1.3.	Overview of the Business Group

1.4.	Capital Structure

1.5.	Dividends

1.6.	Amendments to the Articles of Incorporation

2.	Business

2.1.	Results of Operations

2.2.	Sources and Uses of Funds

2.3.	Other Information to Consider in Making an Investment Decision

3.	Financial Information

3.1.	Consolidated Financial Information

3.2.	Separate Financial Information

3.3.	Other Selected Financial Data

3.4.	Other Financial Information

4.	Independent Public Accountants

4.1.	Audit/ Review Services

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

4.3.	Change in Auditor

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

5.2.	Audit Committee

5.3.	Compensation to Directors

5.4.	Top 5 Highest-Paid Individuals

5.5.	Affiliated Companies

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

6.2.	Non-standing Directors

6.3.	Non-executive Directors

6.4.	Senior Management

6.5.	Employees

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

7.2.	Changes in the Largest Shareholder

7.3.	Employee Stock Ownership Association

7.4.	Investments in Affiliated Companies

7.5.	Related Party Transactions

Summary of Business Report for Fiscal Year 2020

On March 18, 2021, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the fiscal year ended December 31, 2020 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC. as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd. (“KB Life Insurance”), formerly a second-tier subsidiary, as a first-tier subsidiary

•	July 1, 2009

Changed the name of KB Venture Capital Co., Ltd. to KB Investment Co., Ltd. (“KB Investment”)

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. (“KB Kookmin Card”) as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. (“KB Investment & Securities”)

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	January 13, 2012

Added KB Savings Bank Co., Ltd. (“KB Savings Bank”) as a first-tier subsidiary

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

•	October 10, 2012

Added Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquired the remaining shares of KB Life Insurance, which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Yehansoul Savings Bank was merged into KB Savings Bank

•	March 20, 2014

Added KB Capital Co., Ltd. (“KB Capital”) as a first-tier subsidiary

•	June 24, 2015

Added KB Insurance Co., Ltd. (“KB Insurance”) as a non-consolidated first-tier subsidiary

•	November 23, 2015

Acquired additional shares of KB Insurance, which increased the Company’s shareholding from 19.47% to 33.29%

•	May 31, 2016

Added Hyundai Securities Co., Ltd. (“Hyundai Securities”) as a non-consolidated first-tier subsidiary

•	June 21, 2016

Disposed of LIG Investment & Securities, Co., Ltd., a second-tier subsidiary

•	June 28, 2016

Acquired treasury shares of Hyundai Securities, which increased the Company’s equity ownership in Hyundai Securities from 22.56% to 29.62%

•	December 1, 2016

Added KB Golden Life Care Co., Ltd. as a second-tier subsidiary

•	December 29, 2016

Established KB Private Equity Fund III as a second-tier subsidiary

•	December 30, 2016

Purchased new shares of KB Insurance in a rights offering, which increased the Company’s shareholding in KB Insurance from 33.29% to 39.81%

•	December 30, 2016

Merged KB Investment & Securities with and into Hyundai Securities, with Hyundai Securities as the surviving entity, then changed its name to KB Securities Co., Ltd. (“KB Securities”)

•	February 8, 2017

Added KB KOLAO LEASING Co., Ltd. as a second-tier subsidiary

•	March 8, 2017

Added KB Microfinance Myanmar Co., Ltd. as a second-tier subsidiary

•	May 19, 2017

Acquired additional shares of KB Insurance in a tender offer, which increased the Company’s shareholding in KB Insurance from 39.81% to 94.30%

•	May 19, 2017

Acquired additional shares of KB Capital in a tender offer, which increased the Company’s shareholding in KB Capital from 52.02% to 79.70%

•	July 7, 2017

Converted KB Insurance and KB Capital into wholly-owned subsidiaries of the Company through comprehensive stock swaps

•	September 29, 2017

Added KB Asset Management Singapore Pte. Ltd. as a second-tier subsidiary (changed from a second-tier subsidiary of KB Securities to a first-tier subsidiary of KB Asset Management Co., Ltd.)

•	October 9, 2017

Added KB SECURITIES VIETNAM JOINT STOCK COMPANY (formerly MARITIME SECURITIES INCORPORATION) as a second-tier subsidiary

•	October 16, 2017

Disposed of Hyundai Savings Bank, Co., Ltd., a second-tier subsidiary

•	December 22, 2017

Disposed of Hyundai Asset Management, Co., Ltd., a second-tier subsidiary

•	January 17, 2018

Added KB-TS Technology Venture Private Equity Fund as a second-tier subsidiary (equity interests of 16%, 30% and 10% held by KB Securities, Kookmin Bank and KB Capital, respectively)

•	July 6, 2018

Added KB Daehan Specialized Bank PLC. as a second-tier subsidiary

•	August 21, 2018

Added KBAM Shanghai Advisory Services Co., Ltd. as a second-tier subsidiary

•	December 31, 2018

Added KB-Stonebridge Secondary Private Equity Fund as a second-tier subsidiary

•	January 9, 2019

Added KB-SPROTT Renewable Private Equity Fund I as a second-tier subsidiary

•	September 17, 2019

Added KB-SP Private Equity Fund IV as a second-tier subsidiary

•	February 28, 2020

Added KB-NAU Special Situation Corporate Restructuring Private Equity Fund as a second-tier subsidiary

•	April 10, 2020

Added PRASAC Microfinance Institution PLC. as a second-tier subsidiary

•	May 18, 2020

Added PT Sunindo Kookmin Best Finance as a second-tier subsidiary

•	July 3, 2020

Added PT KB Finansia Multi Finance as a second-tier subsidiary

•	August 31, 2020

Added Prudential Life Insurance Company of Korea, Ltd. (“Prudential Life Insurance”) as a first-tier subsidiary

•	September 2, 2020

Added PT Bank Bukopin Tbk as a second-tier subsidiary

•	October 28, 2020

Added KB Material and Parts Private Equity Fund I as a second-tier subsidiary

•	December 4, 2020

Added FineKB Private Equity Fund I as a second-tier subsidiary

•	December 16, 2020

Added KB FINA JOINT STOCK COMPANY as a second-tier subsidiary

•	December 23, 2020

Added KB Bank Myanmar Co., Ltd. as a second-tier subsidiary

1.3.	Overview of the Business Group

(As of December 31, 2020)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	-	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Securities Co., Ltd.	KB Financial Group	Not listed
	KB Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	Prudential Life Insurance Company of Korea, Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Capital Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed
	KB Credit Information Co., Ltd.	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank Cambodia PLC.	Kookmin Bank	Not listed (Overseas)
	Kookmin Bank (China) Ltd.	Kookmin Bank	Not listed (Overseas)
	KB Microfinance Myanmar Co., Ltd.	Kookmin Bank	Not listed (Overseas)
	KB Bank Myanmar Co., Ltd.	Kookmin Bank	Not listed (Overseas)
	PRASAC Microfinance Institution PLC.	Kookmin Bank	Not listed (Overseas)
	PT Bank Bukopin Tbk	Kookmin Bank	Listed (Overseas)
	KBFG Securities America Inc.	KB Securities	Not listed (Overseas)
	KB Securities Hong Kong Ltd.	KB Securities	Not listed (Overseas)
	Keystone-Hyundai Securities No. 1 Private Equity Fund	KB Securities	Not listed
	KB Private Equity Fund III	KB Securities	Not listed
	KB SECURITIES VIETNAM JOINT STOCK COMPANY	KB Securities	Not listed (Overseas)
	KB-TS Technology Venture Private Equity Fund	KB Securities	Not listed
	KB-Stonebridge Secondary Private Equity Fund	KB Securities	Not listed
	KB-SPROTT Renewable Private Equity Fund I	KB Securities	Not listed
	KB-SP Private Equity Fund IV	KB Securities	Not listed
	KB-NAU Special Situation Corporate Restructuring Private Equity Fund	KB Securities	Not listed
	KB Material and Parts Private Equity Fund I	KB Securities	Not listed
	KB FINA JOINT STOCK COMPANY	KB Securities	Not listed (Overseas)
	KB Claims Survey & Adjusting Co., Ltd.	KB Insurance	Not listed
	KB Sonbo CNS	KB Insurance	Not listed
	Leading Insurance Services, Inc.	KB Insurance	Not listed (Overseas)
	LIG Insurance (China) Co., Ltd.	KB Insurance	Not listed (Overseas)
	PT. KB Insurance Indonesia	KB Insurance	Not listed (Overseas)

	KB Golden Life Care Co., Ltd.	KB Insurance	Not listed
	KB Daehan Specialized Bank PLC.	KB Kookmin Card	Not listed (Overseas)
	PT KB Finansia Multi Finance	KB Kookmin Card	Not listed (Overseas)
	KB Asset Management Singapore Pte. Ltd.	KB Asset Management	Not listed (Overseas)
	KBAM Shanghai Advisory Services Co., Ltd.	KB Asset Management	Not listed (Overseas)
	KB KOLAO LEASING Co., Ltd.	KB Capital	Not listed (Overseas)
	PT Sunindo Kookmin Best Finance	KB Capital	Not listed (Overseas)
	KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund	KB Investment	Not listed
	KoFC Value-up Private Equity Fund	KB Investment	Not listed
	FineKB Private Equity Fund I	KB Investment	Not listed

3rd Tier Subsidiaries	PT Bukopin Finance	PT Bank Bukopin Tbk	Not listed (Overseas)
	PT Bank Syariah Bukopin	PT Bank Bukopin Tbk	Not listed (Overseas)
	Mangrove Master Fund	KB Asset Management Singapore Pte. Ltd.	Not listed (Overseas)
	Mangrove Feeder Fund	KB Asset Management Singapore Pte. Ltd.	Not listed (Overseas)

1.4.	Capital Structure

1.4.1.	Common Shares

Changes in Capital

(As of December 31, 2020)	(Unit: Won, shares)

Date	Type	Number of Shares Issued or Cancelled	Par Value	Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	% increase in number of common shares: 8.41865%
October 19, 2016	Common Stock	31,759,844	5,000	35,474	% increase in number of common shares: 8.22045%
December 12, 2019	Common Stock	2,303,617	5,000	—	Share Cancellation(1)

Note:	(1)

The cancelled shares constituted treasury shares acquired pursuant to a resolution of the board of directors of the Company within the limits of profit available for dividend payment, and as such, there was no change in paid-in capital.

Number of Shares

(As of December 31, 2020)				(Unit: shares)
	Type
	Common Shares	Preferred Shares	Total	Remarks
Shares Authorized for Issuance	1,000,000,000	—	1,000,000,000	As specified in the Articles of Incorporation
Total Shares Issued (A)	418,111,537	—	418,111,537	—
Decrease in Number of Shares (B)	2,303,617	—	2,303,617	—
1. Capital Reduction	—	—	—	—
2. Cancellation	2,303,617	—	2,303,617	Treasury Shares
3. Redemption	—	—	—	—
4. Other	—	—	—	—
Shares Issued as of December 31, 2020 (C=A-B)	415,807,920	—	415,807,920	—
Treasury Shares (D)	26,173,585	—	26,173,585	—
Shares Outstanding (C-D)	389,634,335	—	389,634,335	—

Note:	The treasury shares above include five million treasury shares that are expected to be exchanged for the exchangeable bonds issued by the Company on June 30, 2020. Such treasury shares are currently deposited with Korea Securities Depositary and will be disposed upon the exercise of the exchange option of the exchangeable bonds. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on June 18, 2020.

1.4.2.	Voting Rights

(As of December 31, 2020)			(Unit: shares)
Items		Number of Shares	Notes
Total number of issued shares	Common shares	415,807,920	—
	Preferred shares	—	—
Shares without voting rights	Common shares	26,173,585	Treasury shares
	Preferred shares	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	389,634,335	—
	Preferred shares	—	—

Note:	The treasury shares above include five million treasury shares that are expected to be exchanged for the exchangeable bonds issued by the Company on June 30, 2020. Such treasury shares are currently deposited with the Korea Securities Depositary and will be disposed upon the exercise of the exchange option of the exchangeable bonds. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on June 18, 2020.

1.5.	Dividends

KB Financial Group maintains a progressive dividend policy and aims to increase its payout ratio to 30% in the mid- to long-term. With regard to the acquisition and cancellation of treasury shares, KB Financial Group plans to consider using treasury shares in its capital policy to improve shareholder return once market uncertainties, including those related to COVID-19, have been alleviated.

Although KB Financial Group has continued to increase its payout ratio, for example, from 24.8% in 2018 to 26% in 2019, it has decided on a payout ratio of 20% in 2020 based on the Financial Services Commission’s recommendation to temporarily limit the payout ratio to 20% in consideration of uncertainties related to the COVID-19 pandemic. While KB Financial Group’s dividend policy in 2020 was inevitably affected by COVID-19, it will continue to strive to improve its shareholder value by pursuing various shareholder return policies, including a progressive dividend policy and the acquisition and/or cancellation of its treasury shares.

(Unit: in millions of Won, except per share amounts)

Items		January 1, 2020 to December 31, 2020(1)	January 1, 2019 to December 31, 2019	January 1, 2018 to December 31, 2018
Par value per share (Won)		5,000	5,000	5,000
(Consolidated) Net income		3,455,152	3,311,828	3,061,191
(Consolidated) Earnings per share (Won)		8,809	8,451	7,721

Total cash dividends		689,653	861,092	759,736

Total stock dividends		—	—	—

(Consolidated) Cash dividend payout ratio (%)		20.0	26.0	24.8
Cash dividend yield (%)	Common Shares	3.9	4.5	4.0
	—	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common Shares	1,770	2,210	1,920
	—	—	—	—
Stock dividend per share	Common Shares	—	—	—
	—	—	—	—

Note:	(1)

The dividends for this period are based on amounts prior to their approval at the annual general meeting of shareholders. If such proposal is rejected or modified, then KB Financial Group will disclose such matter through a separate amendment filing.

1.6.	Amendments to the Articles of Incorporation

The Articles of Incorporation were most recently amended on March 20, 2020. The Company is not planning to propose any amendments to the Articles of Incorporation at the upcoming annual general meeting of shareholders in March 2021.

Date	Shareholder meeting through which the amendments were approved and ratified	Major changes	Notes
March 20, 2020	Annual General Meeting of Shareholders for Fiscal Year 2019	Establishment of the ESG committee within the board of directors through the amendment of article 48	Establishment of the basis for creating a new committee within the board of directors

March 27, 2019	Annual General Meeting of Shareholders for Fiscal Year 2018	Establishment of the basis for electronic registration of shares and bonds, and modification of the processing activities of transfer agents through the amendment of articles 9, 16, 17, 19 and 22	Amendment to articles pursuant to enforcement of the Act on Electronic Registration of Stocks, Bonds, Etc. (Effective as of September 2019)

March 23, 2018	Annual General Meeting of Shareholders for Fiscal Year 2017	Partition of the corporate governance committee according to its different functions, and implementation of changes in the appointment process of the external auditor and the shareholder meeting through which such changes must be reported, through the amendment of articles 48, 52, 55 and 56

Establishment of the basis for creating and abolishing committees within the board of directors and;

amendment to articles pursuant to the Act on the External Audit of Stock Companies, Etc. (Effective as of November 2018)

2.	Business

2.1.	Results of Operations

		(Unit: in millions of Won)
	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Net interest income	9,722,274	9,196,787	8,904,928
Interest income	14,485,747	14,639,187	13,734,569
Interest expense	(4,763,473)	(5,442,400)	(4,829,641)
Net fee and commission income	2,958,939	2,355,004	2,243,376
Fee and commission income	4,527,024	3,879,247	3,717,720
Fee and commission expense	(1,568,085)	(1,524,243)	(1,474,344)
Net insurance income	299,993	299,512	490,116
Insurance income	14,386,640	12,317,182	11,975,070
Insurance expense	(14,086,647)	(12,017,670)	(11,484,954)
Net gains on financial assets/liabilities at fair value through profit or loss	1,011,366	643,872	351,303
Net other operating expenses	(1,499,930)	(1,063,324)	(1,130,036)
General and administrative expenses	(6,833,152)	(6,271,017)	(5,918,512)
Operating profit before provision for credit losses	5,659,490	5,160,834	4,941,175
Provision for credit losses	(1,043,498)	(670,185)	(673,694)
Net operating profit	4,615,992	4,490,649	4,267,481

Note:

The consolidated financial information for the years ended December 31, 2020 and 2019 is based on K-IFRS 1116. The corresponding financial information for the year ended December 31, 2018 has not been restated.

2.2.	Sources and Uses of Funds

2.2.1. Sources of Funds

								(Unit: in millions of Won)
		For the year ended December 31, 2020			For the year ended December 31, 2019			For the year ended December 31, 2018
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	286,168,968	1.07	50.88	255,533,447	1.44	52.09	238,468,014	1.39	52.82
	Certificate of deposit	3,635,870	1.37	0.65	4,780,665	1.95	0.97	3,044,609	1.91	0.67
	Borrowings	17,330,480	1.20	3.08	11,332,972	1.67	2.31	10,312,988	1.59	2.28
	Call money	1,617,841	0.65	0.29	891,357	1.55	0.18	1,437,887	1.53	0.32
	Debentures	52,843,837	2.02	9.39	47,127,572	2.33	9.61	44,072,110	2.29	9.76
	Others	19,792,619	1.01	3.52	15,203,562	1.88	3.11	16,665,395	1.60	3.69

Subtotal		381,389,615	1.21	67.81	334,869,575	1.60	68.27	314,001,003	1.54	69.54

Foreign Currency	Deposits	20,488,109	1.46	3.64	13,370,035	1.25	2.73	11,039,672	1.15	2.45
	Borrowings	12,071,802	1.81	2.15	9,668,310	2.19	1.97	8,249,765	2.02	1.83
	Call money	976,153	0.97	0.17	527,809	2.34	0.11	751,171	2.35	0.17
	Debentures	6,535,922	1.84	1.16	5,447,017	2.62	1.11	4,076,096	3.40	0.90
	Others	1,126,379	1.12	0.20	463,266	1.38	0.09	297,657	0.89	0.07

Subtotal		41,198,365	1.60	7.32	29,476,437	1.83	6.01	24,414,361	1.85	5.42

Others	Total shareholders’ equity	41,495,072	—	7.38	38,464,863	—	7.84	35,690,200	—	7.90
	Allowances	912,721	—	0.16	873,017	—	0.18	750,262	—	0.17
	Others	97,476,975	—	17.33	86,839,627	—	17.70	76,643,695	—	16.97

Subtotal		139,884,768	—	24.87	126,177,507	—	25.72	113,084,157	—	25.04

Total		562,472,748	—	100.00	490,523,519	—	100.00	451,499,521	—	100.00

Note:	Based on K-IFRS (on a consolidated basis).

2.2.2. Uses of Funds

								(Unit: in millions of Won)
		For the year ended December 31, 2020			For the year ended December 31, 2019			For the year ended December 31, 2018
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	7,400,343	0.67	1.32	5,939,242	1.51	1.21	4,817,024	1.43	1.07
	Securities	125,573,646	1.97	22.33	103,204,928	2.31	21.04	95,395,973	2.84	21.13
	Loans	315,871,106	2.98	56.16	287,653,938	3.45	58.64	269,569,916	3.43	59.71
	Guarantee payments under payment guarantee	13,421	0.73	—	8,803	0.98	—	8,206	1.87	—
	Call loan	885,951	0.73	0.16	640,485	1.69	0.13	632,317	1.48	0.14
	Private placement corporate bonds	1,264,212	3.98	0.22	1,319,460	3.61	0.27	1,452,396	3.44	0.32
	Credit cards	18,560,207	7.57	3.30	17,945,697	7.92	3.66	16,722,691	8.15	3.70
	Others	4,614,823	5.04	0.82	3,874,774	4.93	0.79	4,209,878	4.08	0.93
	Allowance	(2,416,823)	—	(0.43)	(2,406,757)	—	(0.49)	(2,434,872)	—	(0.54)

Subtotal		471,766,886	2.89	83.88	418,180,570	3.36	85.25	390,373,529	3.49	86.46

Foreign Currency	Due from banks	6,989,553	0.64	1.24	4,782,706	1.44	0.98	3,666,805	1.36	0.81
	Securities	15,131,521	3.87	2.69	13,323,102	4.35	2.72	12,704,025	2.47	2.81
	Loans	19,818,889	4.30	3.52	11,384,009	3.04	2.32	8,050,597	2.96	1.78
	Call loan	3,149,433	0.82	0.56	2,444,020	2.59	0.50	2,553,987	2.38	0.57
	Bills bought	1,573,725	1.48	0.28	2,944,008	2.66	0.60	4,113,332	1.93	0.91
	Allowance	(404,041)	—	(0.07)	(180,649)	—	(0.04)	(262,835)	—	(0.06)
	Others	1,294,119	—	0.22	660,572	—	0.13	153,277	—	0.03

Subtotal		47,553,199	3.24	8.44	35,357,768	3.28	7.21	30,979,188	2.41	6.85

Others	Cash	1,889,892	—	0.34	1,763,413	—	0.36	1,769,656	—	0.39
	Fixed assets held for business	8,048,120	—	1.43	7,398,134	—	1.51	5,639,374	—	1.25
	Others	33,214,651	—	5.91	27,823,634	—	5.67	22,737,774	—	5.05

Subtotal		43,152,663	—	7.68	36,985,181	—	7.54	30,146,804	—	6.69

Total		562,472,748	—	100.00	490,523,519	—	100.00	451,499,521	—	100.00

Note:     Based on K-IFRS (on a consolidated basis).

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1. Capital Adequacy

KB Financial Group		(Unit: in billions of Won, except percentages)
	As of December 31, 2020(1)	As of December 31, 2019	As of December 31, 2018
Total capital (A)	40,080	36,995	34,476
Risk-weighted assets (B)	262,349	255,549	236,099
BIS ratio (A/B)	15.28%	14.48%	14.60%

Notes:	Calculated in accordance with Basel III.
(1)	Calculated in accordance with the early adoption of the Basel III Credit Risk Framework.

Kookmin Bank		(Unit: in billions of Won, except percentages)
	As of December 31, 2020(1)	As of December 31, 2019	As of December 31, 2018
Total capital (A)	32,555	29,810	27,694
Risk-weighted assets (B)	183,148	188,075	178,433
BIS ratio (A/B)	17.78%	15.85%	15.52%

Notes:	Calculated in accordance with Basel III.
(1)	Calculated in accordance with the early adoption of the Basel III Credit Risk Framework.

KB Securities Co., Ltd.		(Unit: in billions of Won, except percentages)
	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Net operating capital (A)	3,656	3,170	2,969
Total amount at risk (B)	1,678	1,561	1,251
Maintenance equity margin (C)	134	134	134
Net capital ratio (A-B)/(C)	1,474.14%	1,198.74%	1,278.45%
Capital surplus (A-B)	1,979	1,609	1,718

KB Insurance Co., Ltd.		(Unit: in billions of Won, except percentages)
	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Available capital (A)	3,812	3,657	3,333
Required capital (B)	2,169	1,941	1,782
RBC ratio (A/B)	175.8%	188.5%	187.1%

Note:	RBC ratio: Risk-Based Capital ratio. The figures as of December 31, 2020 are provisional.

2.3.2. Overseas Credit Ratings

(As of December 31, 2020)
Rating Company	Moody’s		S&P
Type	Long-term	Short-term	Long-term	Short-term
Credit Rating	A1	P-1	A	A-1

2.3.3. Domestic Credit Ratings

Date of Rating	Type	Credit Rating	Rating Company (Rating Range)
1/24/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
2/27/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
4/5/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
6/11/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
6/25/2018	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)
7/24/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
10/4/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
2/21/2019	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
4/8/2019	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
6/18/2019	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
6/26/2019	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)
10/14/2019	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
12/3/2019	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
1/15/2020	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
2/12/2020	Contingent Convertible Bonds	AA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
3/24/2020	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
5/12/2020	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
6/12/2020	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
6/26/2020	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)
7/1/2020	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
8/6/2020	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
10/6/2020	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
11/19/2020	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2.3.4. Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Date of Retirement	Number of Retired Persons
January 30, 2021	800

2.3.5. Acquisition of Shares of PT Bank Bukopin Tbk

On July 30, 2020, Kookmin Bank acquired 2,967,600,372 additional common shares of PT Bank Bukopin Tbk (“Bank Bukopin”) for IDR 534,168,066,960 (Won 43,909 million) through a shareholder-allocated capital increase. Subsequently, on September 2, 2020, Kookmin Bank acquired 16,360,578,947 additional common shares for IDR 3,108,509,999,930 (Won 252,721 million) through a third party-allocated capital increase. Following such acquisitions, Kookmin Bank’s ownership in Bank Bukopin is as follows:

(Unit: in millions of Won)
Ownership	Acquisition Amount
67%	413,052(1)(2) (IDR 5,146,832,211,231)

Notes:	(1)	The acquisition amount in IDR is converted to Won at the exchange rate on each of the respective acquisition dates.
(2)	Includes consulting fees of Won 3,348 million paid in connection with the acquisition.

On February 8, 2021, Bank Bukopin changed its name to PT Bank KB Bukopin, Tbk. with approval from the Indonesia Financial Services Authority.

2.3.6. Acquisition of Shares of PRASAC Microfinance Institution PLC. of Cambodia

On April 10, 2020, Kookmin Bank acquired 70% of the total number of shares of PRASAC Microfinance Institution PLC. (“PRASAC”), a provider of microfinance and deposit-taking services in Cambodia, for USD 603 million, and has since incorporated PRASAC as a subsidiary. A put option may be exercised by PRASAC’s current shareholders to sell the remaining 30% of PRASAC’s shares to Kookmin Bank. The exercise price of such put option will be determined based on the adjusted book value of PRASAC as of December 31, 2021 as reflected in the audit report of PRASAC’s financial statements as of and for the year ended December 31, 2021, and such put option may be exercised during the six months following the date of such audit report. If PRASAC’s shareholders do not exercise such put option, Kookmin Bank may exercise a call option to purchase the remaining 30% of PRASAC’s shares, and such call option may be exercised during the six months following the expiry of the put option held by PRASAC’s shareholders. The right to buy, sell, pledge or exercise any influence over the remaining 30% of PRASAC’s shares will be limited prior to the exercise of such put or call option.

(Unit: in millions of Won)
Ownership	Acquisition Amount
70%	733,976(1) (USD 603,400,000)

Note:	(1)	The acquisition amount in USD is converted to Won at the exchange rate on April 10, 2020, the acquisition date.

2.3.7. Completion of the Acquisition of Prudential Life Insurance Company of Korea, Ltd. and Addition as a New Subsidiary

On August 31, 2020, KB Financial Group completed the acquisition of Prudential Life Insurance Company of Korea, Ltd., a provider of life insurance services in Korea, and added it as a new first-tier subsidiary. Through such acquisition, KB Financial Group aims not only to strengthen its life insurance business but also to solidify its balanced business portfolio of banking and non-banking businesses. For more information regarding the acquisition, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on August 31, 2020.

2.3.8. The Ongoing Outbreak of the Global Pandemic of COVID-19

The ongoing outbreak of the global pandemic of COVID-19 resulted in significant global and domestic economic and financial disruptions in 2020. Although there have been some signs of recovery, the economic outlook for Korea and its financial services sector in the remainder of 2021 and for the foreseeable future continues to remain highly uncertain as a result of, among others, (i) uncertainty regarding the scope and duration of the COVID-19 outbreak and its lasting social, political and economic effects, and the fiscal and monetary policies being implemented by the Korean government and regulatory authorities to alleviate such effects, (ii) adverse conditions in the Korean and global economies and financial markets due to the COVID-19 pandemic and (iii) factors such as fluctuations in oil and commodity prices and interest and exchange rates, higher unemployment, lower consumer confidence and stock market volatility due to the impact of the COVID-19 pandemic.

3.	Financial Information

3.1.	Consolidated Financial Information

3.1.1. Consolidated Statements of Financial Position

(Unit: in millions of Won)
	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Cash and due from financial institutions	25,608,842	20,837,878	20,274,490
Financial assets at fair value through profit or loss	61,035,455	53,549,086	50,987,847
Derivative financial assets	5,545,385	3,190,673	2,025,962
Loans at amortized cost	377,166,984	339,684,059	319,201,603
Financial investments	98,695,426	71,782,606	61,665,094
Investments in associates and joint ventures	771,435	598,240	504,932
Property and equipment	5,433,554	5,067,377	4,272,127
Investment property	2,533,539	2,827,988	2,119,811
Intangible assets	3,351,133	2,737,813	2,755,783
Net defined benefit assets	2,845	946	—
Current income tax assets	109,772	19,095	10,004
Deferred income tax assets	65,058	3,597	4,158
Assets held for sale	197,727	23,151	16,952
Other assets	30,155,037	18,215,608	15,749,535

Total assets	610,672,192	518,538,117	479,588,298

Financial liabilities at fair value through profit or loss	11,810,058	15,368,153	15,326,859
Derivative financial liabilities	5,222,897	3,007,341	2,901,247
Deposits	338,580,220	305,592,771	276,770,449
Debts	49,827,156	37,818,860	33,004,834
Debentures	62,760,687	50,935,583	53,278,697
Provisions	714,903	527,929	525,859
Net defined benefit liabilities	248,226	253,989	262,213
Current income tax liabilities	764,981	432,431	698,634
Deferred income tax liabilities	1,162,286	777,793	492,534
Insurance contract liabilities	54,415,296	34,966,683	33,412,949
Other liabilities	41,804,023	29,737,259	27,200,996

Total liabilities	567,310,733	479,418,792	443,875,271

	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Equity attributable to shareholders of the parent company	42,503,676	38,533,918	35,703,916
Share capital	2,090,558	2,090,558	2,090,558
Hybrid financial instrument	1,695,988	399,205	—
Capital surplus	16,723,589	17,122,777	17,121,660
Accumulated other comprehensive income	612,337	348,021	177,806
Retained earnings	22,517,392	19,709,545	17,282,441
Treasury shares	(1,136,188)	(1,136,188)	(968,549)
Non-controlling interests	857,783	585,407	9,111

Total equity	43,361,459	39,119,325	35,713,027

Total liabilities and equity	610,672,192	518,538,117	479,588,298

Notes: 1)	The consolidated financial information for the years ended December 31, 2020 and 2019 is based on K-IFRS 1116. The corresponding financial information as of December 31, 2018 has not been restated.

2)

The consolidated financial information for the year ended December 31, 2020 is to be approved at the annual general meeting of shareholders. If such proposal is rejected or modified, then KB Financial Group will disclose such matter through a separate amendment filing.

3.1.2. Consolidated Statements of Comprehensive Income

(Unit: in millions of Won, except per share amounts)
	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Net interest income	9,722,274	9,196,787	8,904,928
Net fee and commission income	2,958,939	2,355,004	2,243,376
Net insurance income	299,993	299,512	490,116
Net gains on financial assets/liabilities at fair value through profit or loss	1,011,366	643,872	351,303
Net other operating expenses	(1,499,930)	(1,063,324)	(1,130,036)
General and administrative expenses	(6,833,152)	(6,271,017)	(5,918,512)
Operating profit before provision for credit losses	5,659,490	5,160,834	4,941,175
Provision for credit losses	(1,043,498)	(670,185)	(673,694)
Net operating income	4,615,992	4,490,649	4,267,481
Net non-operating income	145,640	43,337	34,051
Profit before income tax	4,761,632	4,533,986	4,301,532
Income tax expense	(1,259,351)	(1,220,787)	(1,239,586)
Profit for the period	3,502,281	3,313,199	3,061,946
Other comprehensive income (loss) for the period, net of tax	475,319	152,023	(10,482)

Total comprehensive income for the period	3,977,600	3,465,222	3,051,464

Profit attributable to:	3,502,281	3,313,199	3,061,946
Shareholders of the parent company	3,455,151	3,311,828	3,061,191
Non-controlling interests	47,130	1,371	755

Total comprehensive income for the period attributable to:	3,977,600	3,465,222	3,051,464

Shareholders of the parent company	3,956,113	3,463,567	3,050,805
Non-controlling interests	21,487	1,655	659
Earnings per share
Basic earnings per share (Won)	8,809	8,451	7,721
Diluted earnings per share (Won)	8,697	8,389	7,676

Notes: 1)	The consolidated financial information for the years ended December 31, 2020 and 2019 is based on K-IFRS 1116. The corresponding financial information as of December 31, 2018 has not been restated.

2)

The consolidated financial information for the year ended December 31, 2020 is to be approved at the annual general meeting of shareholders. If such proposal is rejected or modified, then KB Financial Group will disclose such matter through a separate amendment filing.

3.2.	Separate Financial Information

3.2.1. Separate Statements of Financial Position

(Unit: in millions of Won)
	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Cash and due from financial institutions	23,084	18,537	344,302
Financial assets at fair value through profit or loss	474,262	413,909	289,179
Loans at amortized cost	179,542	120,000	50,000
Investments in subsidiaries	26,519,880	24,162,116	24,062,116
Property and equipment	7,730	4,170	2,185
Intangible assets	13,267	11,092	9,646
Deferred income tax assets	3,189	7,526	8,184
Other assets	887,537	609,286	857,462

Total assets	28,108,491	25,346,636	25,623,074

Debts	100,000	—	300,000
Debentures	6,128,043	5,543,446	5,373,266
Net defined benefit liabilities	59	437	183
Current income tax liabilities	716,473	417,414	691,909
Other liabilities	178,296	203,440	186,481

Total liabilities	7,122,871	6,164,737	6,551,839

Share capital	2,090,558	2,090,558	2,090,558
Hybrid financial instrument	1,695,778	399,085	—
Capital surplus	14,754,747	14,742,814	14,742,814
Accumulated other comprehensive loss	(8,032)	(7,664)	(7,144)
Retained earnings	3,588,757	3,093,294	3,213,556
Treasury Shares	(1,136,188)	(1,136,188)	(968,549)

Total equity	20,985,620	19,181,899	19,071,235

Total liabilities and equity	28,108,491	25,346,636	25,623,074

Notes: 1)	The separate financial information for the years ended December 31, 2020 and 2019 is based on K-IFRS 1116. The corresponding financial information as of December 31, 2018 has not been restated.

2)

The separate financial information for the year ended December 31, 2020 is to be approved at the annual general meeting of shareholders. If such proposal is rejected or modified, then KB Financial Group will disclose such matter through a separate amendment filing.

3.2.2. Separate Statements of Comprehensive Income

(Unit: in millions of Won, except per share amounts)
	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Net interest expense	(124,393)	(118,045)	(115,835)
Net fee and commission expense	(8,338)	(6,283)	(5,208)
Net gains on financial assets at fair value through profit or loss	12,663	15,947	18,319
Net other operating income	1,571,239	926,934	1,089,556
General and administrative expenses	(71,854)	(71,171)	(57,845)
Operating profit before provision for credit losses	1,379,317	747,382	928,987
Provision for credit losses	(465)	—	—
Operating profit	1,378,852	747,382	928,987
Net non-operating income (loss)	514	(541)	(259)
Profit before income tax	1,379,366	746,841	928,728
Income tax income (expense)	49	(854)	(2,823)
Profit for the period	1,379,415	745,987	925,905
Other comprehensive income (loss) for the period, net of tax	(368)	(520)	(1,911)

Total comprehensive income for the period	1,379,047	745,467	923,994

Earnings per share
Basic earnings per share (Won)	3,482	1,891	2,335
Diluted earnings per share (Won)	3,438	1,877	2,322

Notes: 1)	The separate financial information for the years ended December 31, 2020 and 2019 is based on K-IFRS 1116. The corresponding financial information as of December 31, 2018 has not been restated.

2)

The separate financial information for the year ended December 31, 2020 is to be approved at the annual general meeting of shareholders. If such proposal is rejected or modified, then KB Financial Group will disclose such matter through a separate amendment filing.

3.3.	Other Selected Financial Data

3.3.1. Won-denominated Liquidity Ratio

	(Unit: in millions of Won, except percentages)
	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Current assets in Won (A)	112,754	142,683	30,150
Current liabilities in Won (B)	92,328	110,398	9,300
Liquidity ratio (A/B)	122.12%	129.24%	324.20%

Notes: 1)	Based on K-IFRS (on a separate basis).

2)	Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2. Profitability Ratios

			(Unit: %)
	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Net income as a percentage of average total assets (ROA)	0.61	0.66	0.66
Net income as a percentage of average shareholders’ equity (ROE)	8.64	8.93	8.82

Note:	Based on K-IFRS (on a consolidated basis).

3.3.3. 20 Largest Exposures of Kookmin Bank by Borrower (As of December 31, 2020)

(Unit: in billions of Won)
Company	Credit Extended
Samsung Electronics Co., Ltd.	1,149
PT Bank Bukopin Tbk	1,034
LG Display Co., Ltd.	1,007
Hyundai Steel Co., Ltd.	977
Hyundai Motor Company	942
KB Kookmin Card Co., Ltd.	885
Hyundai Heavy Industries Co., Ltd.	781
Kia Motors Corporation	731
NH-Amundi Asset Management Co., Ltd.	700
Samsung Heavy Industries Co., Ltd.	638
Lotte Shopping Co., Ltd.	591
LG Electronics Inc.	570
Lotte Property and Development Co., Ltd.	544
Samsung C&T Corporation	525
Samsung SDI Co., Ltd.	516
Bank of Communication	516
Kyobo AXA Investment Managers Co., Ltd.	516
Hyundai Capital Services, Inc.	507
Hanwha Solutions Corporation	464
CJ Cheiljedang Corp.	463

Total	14,056

3.3.4. 10 Largest Exposures of Kookmin Bank by Chaebol Group (As of December 31, 2020)

(Unit: in billions of Won)
Group	Credit Extended
Hyundai Motor	4,661
Samsung	3,947
SK	2,856
LG	2,562
Lotte	2,440
Hyundai Heavy Industries	2,009
Hanwha	1,836
CJ	1,065
GS	998
LS	967

Total	23,341

3.3.5. Kookmin Bank’s Loan Concentration by Industry (As of December 31, 2020)

(Unit: in billions of Won, except percentages)
Industry	Total Credit	Percentage of Total Credit
Manufacturing	46,146	30.1%
Real estate	33,841	22.1%
Retail and wholesale	22,912	15.0%
Hotel, lodging and food services	9,922	6.5%
Construction	3,141	2.1%
Financial institutions	2,993	2.0%
Others	34,117	22.2%

Total	153,072	100.0%

3.3.6. Top 20 Non-Performing Loans of Kookmin Bank (As of December 31, 2020)

		(Unit: in billions of Won)
Borrower	Industry	Total Credit	Allowance for Loan Losses
Borrower A	Shipbuilding	51.4	8.5
Borrower B	Construction	40.1	39.3
Borrower C	Shipping	23.8	23.3
Borrower D	Construction	21.1	20.7
Borrower E	Publishing, film, broadcasting and information services	15.7	5.7
Borrower F	Manufacturing	12.5	6.3
Borrower G	Retail and wholesale	11.4	9.0
Borrower H	Manufacturing	9.5	3.4
Borrower I	Hotel, lodging and food services	9.5	2.5
Borrower J	Manufacturing	9.1	8.8
Borrower K	Manufacturing	8.8	1.1
Borrower L	Manufacturing	7.6	0.3
Borrower M	Real estate and leasing	7.5	0.3
Borrower N	Manufacturing	6.3	5.5
Borrower O	Manufacturing	5.5	3.9
Borrower P	Manufacturing	4.8	3.9
Borrower Q	Health and social services	4.6	0.1
Borrower R	Manufacturing	4.6	0.6
Borrower S	Manufacturing	4.6	2.6
Borrower T	Manufacturing	4.3	3.5

Total		262.7	149.3

3.4.	Other Financial Information

See the Company’s Form 6-K furnished to the Securities and Exchange Commission on March 9, 2021 (available on www.sec.gov), which contains the Company’s audited consolidated and separate financial statements as of and for the years ended December 31, 2020 and 2019 and related notes, which have been prepared in accordance with K-IFRS. The Company’s audited consolidated and separate financial statements are also available on its website, www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

				(Unit: in millions of Won)
Period	Auditor	Activity	Agreed Per Contract(1)		Actual(2)
			Compensation(3)	Estimated Hours	Compensation(3)	Accrued Hours
January 1 to December 31, 2020	KPMG Samjong Accounting Corp.	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,246	11,570	1,246	12,624
January 1 to December 31, 2020	KPMG Samjong Accounting Corp.	Expansion of the scope of audit in connection with the acquisition of Prudential Life Insurance	481	4,829	481	4,846
January 1 to December 31, 2019	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,081	11,234	1,081	10,832
January 1 to December 31, 2018	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	949	11,034	949	9,820

Notes: (1)	Total compensation and estimated hours are established at the time of the execution of the audit and review services contract.
(2)	Actual compensation and hours are accrued from January 1 of each applicable year to the date of the audit or review report issued during such year.
(3)	Excluding value-added taxes.

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

(Unit: in millions of Won)
Period	Auditor	Activity	Service Period	Compensation(1)
January 1 to December 31, 2020	KPMG Samjong Accounting Corp.	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2020 to April 30, 2021	662
January 1 to December 31, 2019	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2019 to April 30, 2020	573
January 1 to December 31, 2018	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2018 to April 30, 2019	571

Note:	(1)	Total compensation (excluding value-added taxes) is established at the time of the execution of the audit and review services contract.

4.3.	Change in Auditor

Pursuant to the Act on External Audit of Stock Companies and the related regulations thereunder, the Securities and Futures Commission of the Financial Services Commission designated KPMG Samjong Accounting Corp. as the new external auditor for the Company for the fiscal years ending December 31, 2020, 2021 and 2022. As such, the external auditor for the Company and its subsidiaries (except Prudential Life Insurance Company of Korea, Ltd. which will keep Samil Pricewaterhouse Coopers as its external auditor) for the fiscal year ending December 31, 2020 has been changed from Samil PricewaterhouseCoopers to KPMG Samjong Accounting Corp.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of December 31, 2020, our board of directors consisted of nine directors, comprising one executive director, one non-standing director and seven non-executive directors. The following committees currently serve under our board of directors:

•	Audit Committee;

•	Risk Management Committee;

•	Evaluation and Compensation Committee;

•	Non-Executive Director Nominating Committee;

•	Audit Committee Member Nominating Committee (ad hoc committee);

•	CEO Nominating Committee;

•	Subsidiaries’ CEO Director Nominating Committee; and

•	ESG Committee

For the list of our directors, see 6. Directors, Senior Management and Employees — 6.1. Executive Directors, — 6.2. Non-standing Directors and — 6.3. Non-executive Directors below.

5.2.	Audit Committee

The Audit Committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

The following table shows a list of audit committee requirements under Articles 415 and 542 of the Commercial Act and how we fulfill each requirement as of December 31, 2020.

The Commercial Act Requirements	KB Financial Group

The Audit Committee must consist of three or more directors.	We have four Audit Committee members.

At least two-thirds of the Audit Committee members must be non-executive directors.	All four Audit Committee members, including the chairman of the committee, are non-executive directors.
The chairman of the Audit Committee must be a non-executive director.

At least one Audit Committee member must be an accounting or financial expert.	Three Audit Committee members (Kyung Ho Kim, Myung Hee Choi and Gyutaeg Oh) are accounting or financial experts.

5.3.	Compensation to Directors

5.3.1. Total Amount of Compensation Approved at the Annual General Meeting of Shareholders

(Unit: in millions of Won)
	Total number of persons(1)	Total compensation approved at shareholders’ meeting(2)	Notes
Registered Directors (Non-executive directors)	9 (7)	3,000	—

Notes: (1)	Represents the total number of applicable persons as of December 31, 2020.
(2)	Represents the aggregate amount for all directors (including non-executive directors). Excludes compensation in the form of long-term performance-based stock grants.

5.3.2. Total Amount of Compensation Paid

(As of December 31, 2020)		(Unit: in millions of Won)
Total number of persons(1)	Total payment(2)(3)	Average payment per person(4)	Notes
9	3,358	372	—

Notes: (1)	Represents the total number of applicable persons as of December 31, 2020.
(2)	Represents the total amount paid (rounded to the nearest million) for the year ended December 31, 2020.
(3)	Total payment amount in accordance with the Company’s internal policies on compensation to directors.
(4)	Represents (i) the total amount paid (rounded to the nearest million) for the year ended December 31, 2020, divided by (ii) the number of applicable persons for the applicable reporting period.

5.3.3. Compensation Breakdown

(As of December 31, 2020)			(Unit: in millions of Won)
	Total number of persons(1)	Total payment(2)(3)	Average payment per person(4)	Notes
Registered Directors (excluding non-executive directors and Audit Committee members)	2	2,657	1,329	—
Non-executive Directors (excluding Audit Committee members)	3	295	98	—
Audit Committee members	4	406	101	—
Internal Auditor	—	—	—	—

Notes: (1)	Represents the total number of applicable persons as of December 31, 2020.
(2)	Represents the total amount paid (rounded to the nearest million) for the year ended December 31, 2020.
(3)	Total payment amount in accordance with the Company’s internal policies on compensation to directors.
(4)	Represents (i) the total amount paid (rounded to the nearest million) for the year ended December 31, 2020, divided by (ii) the number of applicable persons for the applicable reporting period.

5.4.	Top 5 Highest-Paid Individuals

5.4.1 Compensation exceeding Won 500 million – Individual basis

(As of December 31, 2020)			(Unit: in millions of Won)
Name	Position	Total Amount	Deferred Compensation(1)
Jong Kyoo Yoon	Chairman & CEO	2,657

-  Deferred short-term performance-based payment, the amount of which corresponds to a total of 11,090 shares and deferred long-term performance-based payment, the amount of which corresponds to a total of 28,134 shares

-  Long-term performance-based payment (22,712 shares per year), the amount of which will be finalized at a future date pursuant to a performance evaluation over a three-year period from November 21, 2020 to November 20, 2023

Kyung Yup Cho	Senior Executive Vice President	941

-  Deferred short-term performance-based payment, the amount of which corresponds to a total of 4,958 shares and deferred long-term performance-based payment, the amount of which corresponds to a total of 7,726 shares

Young Hyuk Jo	Senior Executive Vice President	866

-  Deferred short-term performance-based payment, the amount of which corresponds to a total of 1,921 shares and deferred long-term performance-based payment, the amount of which corresponds to a total of 2,244 shares

Pil Kyu Im	Senior Executive Vice President	761

-  Deferred short-term performance-based payment, the amount of which corresponds to a total of 4,524 shares and deferred long-term performance-based payment, the amount of which corresponds to a total of 2,252 shares

Ki-Hwan Kim	Senior Executive Vice President	706

-  Deferred short-term performance-based payment, the amount of which corresponds to a total of 2,582 shares and deferred long-term performance-based payment, the amount of which corresponds to a total of 2,256 shares

Note: (1)	The actual payment amount will be finalized based on the market value of our shares at the time of payment.

5.4.2 Calculation criteria and method of compensation

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method
Jong Kyoo Yoon	Earned income	Salary	800	A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined by a resolution of the Evaluation and Compensation Committee within the limit of the total amount of compensation approved at the shareholders’ meeting. (This amount includes allowances for business expenses of Won 350 million.)

		Bonus	1,857

The bonus paid in 2020 consisted of Won 507 million in short-term performance-based compensation and Won 1,350 million in long-term performance-based compensation.

The short-term performance-based compensation consisted of Won 160 million paid as an upfront lump sum payment pursuant to a performance evaluation from January 1, 2020 to November 20, 2020, Won 178 million paid as an upfront lump sum payment pursuant to a performance evaluation in 2019, Won 85 million (1,883 shares) paid as the second installment of deferred payments pursuant to a performance evaluation in 2018 and Won 84 million (1,870 shares) paid as the first installment of deferred payments pursuant to a performance evaluation in 2019.

The short-term performance evaluation index for 2019 consisted of financial results (e.g., ROE, total operating income, CIR, real NPL ratio, Tier 1 ratio, net increase in the number of cross-selling customers among subsidiaries) as well as non-financial results (e.g., strengthening the overall position of the company by improving the core competitiveness of the Company, implementing the “One-Firm KB” policy by innovating the Company’s business infrastructure). The amount of the short-term incentive payment is determined by the Evaluation and Compensation Committee based on the aggregate score of the index items above and is within the range of 0%-100% of the base salary.

With respect to financial results, the Company’s net profit for 2019 increased 8.2% YoY to Won 3,312 billion partially due to a solid growth in net interest income and net fee and commission income. Improvements in asset quality (improvement in real NPL ratio from 1.01% in 2018 to 0.90% in 2019) and the strengthening of risk management abilities, as demonstrated by loan growth in prime assets (an increase in loan balance from Won 257 trillion in 2018 to Won 269 trillion in 2019, 4.5% growth YoY), were considered, among others, to be major achievements reflected in the performance evaluation.

With respect to non-financial results, the major achievements considered included (i) securing a competitive advantage in the Company’s wealth management, corporate and investment banking and capital market businesses, (ii) enhancing the Company’s competitive edge by expanding into global markets, and (iii) reinforcing the “One-Firm KB” policy through key improvements in human resources and operational management, digital channel capabilities and the Company’s overall sales network.

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method

The long-term performance-based compensation consisted of Won 823 million (18,756 shares) paid as an upfront lump sum payment pursuant to a performance evaluation over a three-year period from November 21, 2017 to November 20, 2020 and Won 527 million (12,018 shares) paid as the third installment of deferred payments pursuant to a performance evaluation over a three-year period from November 21, 2014 to November 20, 2017.

The long-term performance evaluation index consisted of financial results (e.g., relative total shareholder return, earnings per share, asset quality, HCROI, net profit from non-banking businesses). The amount of the long-term incentive payment is determined by the Evaluation and Compensation Committee based on the aggregate score of the index items above and is within the range of 0%-200% of the base salary.

With respect to the financial results for long-term performance evaluation, the relative total shareholder return was calculated by measuring the increase in the Company’s share price relative to the average increase in the share price of competitors for each evaluation period, while the other items were calculated by averaging each year’s results.

		Stock Options	—	Not applicable

		Other earned income	—	Not applicable

	Retirement income		—	Not applicable

	Other income		—	Not applicable

Kyung Yup Cho	Earned income	Salary	250	A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined pursuant to internal policy regarding executive officers based on position and responsibilities.

		Bonus	518

The bonus paid in 2020 consisted of Won 206 million in short-term performance-based compensation and Won 312 million in long-term performance-based compensation.

The short-term performance-based compensation consisted of Won 114 million paid as an upfront lump sum payment pursuant to a performance evaluation in 2019, Won 26 million (568 shares) paid as the third installment of deferred payments pursuant to a performance evaluation in 2017, Won 30 million (666 shares) paid as the second installment of deferred payments pursuant to a performance evaluation in 2018 and Won 36 million (800 shares) paid as the first installment of deferred payments pursuant to a performance evaluation in 2019.

The short-term performance evaluation index for 2019 consisted of the financial results of the Company’s financial performance as well as non-financial results relating to various responsibilities that pertain to the executive officer’s position as the senior executive vice president of KB Research. The amount of the short-term incentive payment is determined by the Evaluation and Compensation Committee based on the aggregate score of the index items above and is within the range of 0%-120% of the base salary.

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method

With respect to financial results, improvements in asset quality and loan growth in prime assets were considered to be major achievements. With respect to non-financial results, major achievements included contributing to the Company’s growth in new businesses and sustainable management initiatives through conducting relevant research.

The long-term performance-based compensation consisted of Won 173 million (3,633 shares) paid as an upfront lump sum payment pursuant to a performance evaluation over the period from 2018 to 2019, Won 85 million (1,877 shares) paid as the third installment of deferred payments pursuant to a performance evaluation over the period from 2016 to 2017 and Won 55 million (1,211 shares) paid as the first installment of deferred payments pursuant to a performance evaluation over the period from 2018 to 2019.

The long-term performance evaluation index consisted of relative total shareholder return, the Company’s financial results and performance results based on the executive officer’s position and responsibilities. The amount of the long-term incentive payment is determined based on the aggregate score of the index items above and is within the range of 0%-100% of the base salary.

Relative total shareholder return was calculated by measuring the increase in the Company’s share price relative to the industry’s average of increase in share price for each evaluation period, while other items were calculated by averaging each year’s results.

		Stock Options	—	Not applicable

		Other earned income	16	Welfare benefits

	Retirement income		156	Retirement income was determined in consideration of the executive officer’s tenure at the Company and his base salary at the time of retirement in accordance with internal policy regarding executive officers.

	Other income		—	Not applicable

Young Hyuk Jo	Earned income	Salary	250	A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined pursuant to internal policy regarding executive officers based on position and responsibilities.

		Bonus	496	The bonus paid in 2020 consisted of Won 215 million in short-term performance-based compensation and Won 281 million in long-term performance-based compensation.

Name	Compensation Type	Total Compensation (in millions of Won)	Calculation Criteria and Method

The short-term performance-based compensation consisted of Won 138 million paid as an upfront lump sum payment pursuant to a performance evaluation in 2019, Won 20 million (435 shares) paid as the third installment of deferred payments pursuant to a performance evaluation in 2017, Won 29 million (636 shares) paid as the second installment of deferred payments pursuant to a performance evaluation in 2018 and Won 29 million (641 shares) paid as the first installment of deferred payments pursuant to a performance evaluation in 2019.

The short-term performance evaluation index for 2019 consisted of non-financial results pertaining to the executive officer’s responsibility as the senior executive vice president of the audit department to efficiently conduct internal audit and establish a transparent internal control environment. The amount of the short-term incentive payment is determined by the Audit Committee and the Evaluation and Compensation Committee based on the aggregate score of the index items above and is within the range of 0%-120% of the base salary.

With respect to non-financial results, major achievements included establishing an internal control environment within the Company by reinforcing stronger standards for audits conducted by external auditors and by implementing improvements for internal control, as well as effectively responding to audit probes and regulatory policies through proactive outreach efforts.

The long-term performance-based compensation consisted of Won 160 million (3,366 shares) paid as an upfront lump sum payment pursuant to a performance evaluation over the period from 2018 to 2019, Won 70 million (1,559 shares) paid as the third installment of deferred payments pursuant to a performance evaluation over the period from 2016 to 2017 and Won 51 million (1,122 shares) paid as the first installment of deferred payments pursuant to a performance evaluation over the period from 2018 to 2019.

The long-term performance evaluation index consisted of the relative total shareholder return and performance results based on the executive officer’s position and responsibilities. The amount of the long-term incentive payment is determined based on the aggregate score of the index items above and is within the range of 0%-100% of the base salary.

Relative total shareholder return was calculated by measuring the increase in the Company’s share price relative to the industry’s average of increase in share price for each evaluation period, while the executive officer’s performance results were calculated by averaging each year’s results.

	Stock Options	—	Not applicable

	Other earned income	16	Welfare benefits

	Retirement income	104	Retirement income was determined in consideration of the executive officer’s tenure at the Company and his base salary at the time of retirement in accordance with internal policies regarding executive officers.

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method
	Other income		—	Not applicable

Pil Kyu Im	Earned income	Salary	250	A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined pursuant to internal policy regarding executive officers based on position and responsibilities.

		Bonus	497

The bonus paid in 2020 consisted of Won 216 million in short-term performance-based compensation and Won 282 million in long-term performance-based compensation.

The short-term performance-based compensation consisted of Won 138 million paid as an upfront lump sum payment pursuant to a performance evaluation in 2019, Won 19 million (431 shares) paid as the third installment of deferred payments pursuant to a performance evaluation in 2017, Won 29 million (636 shares) paid as the second installment of deferred payments pursuant to a performance evaluation in 2018 and Won 29 million (645 shares) paid as the first installment of deferred payments pursuant to a performance evaluation in 2019.

The short-term performance evaluation index for 2019 consisted of the financial results of the Company as well as non-financial results relating to various responsibilities that pertain to the executive officer’s position as the chief human resources officer. The amount of the short-term incentive payment is determined by the Evaluation and Compensation Committee based on the aggregate score of the index items above and is within the range of 0%-120% of the base salary.

With respect to financial results, improvements in asset quality and loan growth in prime assets were considered to be major achievements. With respect to non-financial results, major achievements included improving talent management and workforce productivity, as well as advancing the Company’s corporate culture.

The long-term performance-based compensation consisted of Won 161 million (3,377 shares) paid as an upfront lump sum payment pursuant to a performance evaluation over the period from 2018 to 2019, Won 70 million (1,553 shares) paid as the third installment of deferred payments pursuant to a performance evaluation over the period from 2016 to 2017 and Won 51 million (1,125 shares) paid as the first installment of deferred payments pursuant to a performance evaluation over the period from 2018 to 2019.

The long-term performance evaluation index consisted of relative total shareholder return, the Company’s financial results and performance results based on the executive officer’s position and responsibilities. The amount of the long-term incentive payment is determined based on the aggregate score of the index items above and is within the range of 0%-100% of the base salary.

Relative total shareholder return was calculated by measuring the increase in the Company’s share price relative to the industry’s average of increase in share price for each evaluation period, while other items were calculated by averaging each year’s results.

Name	Compensation Type		Total Compensation (in millions of Won)	Calculation Criteria and Method

		Stock Options	—	Not applicable

		Other earned income	14	Welfare benefits

	Retirement income		—	Not applicable

	Other income		—	Not applicable

Ki-Hwan Kim	Earned income	Salary	250	A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined pursuant to internal policy regarding executive officers based on position and responsibilities.

		Bonus	377

The bonus paid in 2020 consisted of Won 165 million in short-term performance-based compensation and Won 212 million in long-term performance-based compensation.

The short-term performance-based compensation consisted of Won 92 million paid as an upfront lump sum payment pursuant to a performance evaluation in 2019, Won 29 million (640 shares) paid as the second installment of deferred payments pursuant to a performance evaluation in 2018 and Won 44 million (970 shares) paid as the first installment of deferred payments pursuant to a performance evaluation in 2019.

The short-term performance evaluation index for 2019 consisted of the financial results of the Company as well as non-financial results relating to various responsibilities that pertain to the executive officer’s position as the chief finance officer. The amount of the short-term incentive payment is determined by the Evaluation and Compensation Committee based on the aggregate score of the index items above and is within the range of 0%-120% of the base salary.

With respect to financial results, improvements in asset quality and loan growth in prime assets were considered to be major achievements. With respect to non-financial results, major achievements included improving management of regulatory changes through enhanced capital management and financial reporting, as well as building a foundation for funding in overseas markets through obtainment of overseas credit ratings.

The long-term performance-based compensation consisted of Won 161 million (3,382 shares) paid as an upfront lump sum payment pursuant to a performance evaluation over the period from 2018 to 2019 and Won 51 million (1,127 shares) paid as the first installment of deferred payments pursuant to a performance evaluation over the period from 2018 to 2019.

The long-term performance evaluation index consisted of relative total shareholder return, the Company’s financial results and performance results based on the executive officer’s position and responsibilities. The amount of the long-term incentive payment is determined based on the aggregate score of the index items above and is within the range of 0%-100% of the base salary.

Name	Compensation Type	Total Compensation (in millions of Won)	Calculation Criteria and Method
			Relative total shareholder return was calculated by measuring the increase in the Company’s share price relative to the industry’s average of increase in share price for each evaluation period, while other items were calculated by averaging each year’s results.

	Stock Options	—	Not applicable

	Other earned income	9	Welfare benefits

	Retirement income	70	Retirement income was determined in consideration of the executive officer’s tenure at the Company and his base salary at the time of retirement in accordance with internal policies regarding executive officers.

	Other income	—	Not applicable

5.5.	Affiliated Companies

5.5.1. List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of December 31, 2020 are as follows.

1) Kookmin Bank (100.00%)

2) KB Securities Co., Ltd. (100.00%)

3) KB Insurance Co., Ltd. (100.00%)

4) KB Kookmin Card Co., Ltd. (100.00%)

5) Prudential Life Insurance Company of Korea, Ltd. (100.00%)

6) KB Asset Management Co., Ltd. (100.00%)

7) KB Capital Co., Ltd. (100.00%)

8) KB Life Insurance Co., Ltd. (100.00%)

9) KB Real Estate Trust Co., Ltd. (100.00%)

10) KB Savings Bank Co., Ltd. (100.00%)

11) KB Investment Co., Ltd. (100.00%)

12) KB Data Systems Co., Ltd. (100.00%)

13) KB Credit Information Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of March 18, 2021, we had one executive director. The name, position and the end of the term of our executive director and the number of shares of our common stock he owned as of December 31, 2020 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Kyoo Yoon	October 1955	Chairman & Chief Executive Officer	21,000	November 20, 2023

6.2.	Non-standing Directors

As of March 18, 2021, we had one non-standing director. The name, position and the end of the term of our non-standing director and the number of shares of our common stock he owned as of December 31, 2020 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term(1)
Yin Hur	December 1961	Non-standing Director	13,500	March 19, 2022

Note:	(1)	Mr. Yin Hur’s end of term is the date of the annual general meeting of shareholders for fiscal year 2021, which is expected be held in March of 2022.

6.3.	Non-executive Directors

As of March 18, 2021, we had seven non-executive directors. The name, position and the end of the term of our non-executive directors and the number of shares of our common stock they respectively owned as of December 31, 2020 were as follows.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Suk Ho Sonu	September 1951	Non-executive Director	1,300	March 19, 2021
Stuart B. Solomon	July 1949	Non-executive Director	—	March 19, 2021
Myung Hee Choi	February 1952	Non-executive Director	—	March 19, 2021
Kouwhan Jeong	September 1953	Non-executive Director	—	March 19, 2021
Kyung Ho Kim	December 1954	Non-executive Director	—	March 26, 2021
Seon-joo Kwon	November 1956	Non-executive Director	—	March 19, 2022
Gyutaeg Oh	February 1959	Non-executive Director	—	March 19, 2022

As of December 31, 2020, the following non-executive director also served as a director at another company.

Name	Company	Position	Appointment Date
Kouwhan Jeong	Nambujeil Law and Notary Office Inc.	Co-president Attorney at Law	May 2016

As of March 18, 2021, the following is a list of non-executive director and audit committee member candidates to be proposed to shareholders at the annual general meeting of shareholders for fiscal year 2020. For more information regarding the annual general meeting of shareholders and agenda items, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on March 9, 2021.

Name	Date of Birth	Nominated Position	Expected Date of Appointment
Suk Ho Sonu (Re-appointment)	September 1951	Audit Committee Member and Non-executive Director	March 26, 2021
Stuart B. Solomon (Re-appointment)	July 1949	Non-executive Director	March 26, 2021
Myung Hee Choi (Re-appointment)	February 1952	Audit Committee Member and Non-executive Director	March 26, 2021
Kouwhan Jeong (Re-appointment)	September 1953	Non-executive Director	March 26, 2021
Kyung Ho Kim (Re-appointment)	December 1954	Audit Committee Member and Non-executive Director	March 26, 2021
Gyutaeg Oh	February 1959	Audit Committee Member	March 26, 2021

Notes:	(1) None of the candidates above has any relationship with the largest shareholder of KB Financial Group.

(2)   In the case that the above proposal of non-executive director and audit committee member candidates is rejected at the upcoming annual general meeting of shareholders, KB Financial Group will disclose such matter through a separate amendment filing.

(3)   Mr. Gyutaeg Oh was appointed as a non-executive director on March 20, 2020 and his term as a non-executive director will end on March 19, 2022. He is nominated as a member of the Audit Committee for this upcoming annual general meeting of shareholders.

6.4.	Senior Management

Members of our senior management as of March 18, 2021 are as follows. The number of common shares owned is as of December 31, 2020.

Name	Date of Birth	Position	Common Shares Owned(1)	End of Term
Jong Hee Yang	June 1961	Vice Chairman and Chief Operation Officer, Head of Insurance Business Unit and Global Business Unit	914	December 31, 2021
Chang Kwon Lee	November 1965	Senior Executive Vice President, Chief Strategy Officer and Chief Global Strategy Officer	2,010	December 31, 2021
Hwan-Ju Lee	October 1964	Senior Executive Vice President and Chief Finance Officer	3,027	December 31, 2021
Pil Kyu Im	March 1964	Senior Executive Vice President and Chief Risk Management Officer	1,005	December 31, 2022
Woo Yeul Lee	November 1964	Senior Executive Vice President and Chief Human Resources Officer	1,900	December 31, 2021
Dong Whan Han	January 1965	Senior Executive Vice President and Chief Digital Platform Officer	1,100	December 31, 2021
Jin Gyu Maeng	January 1966	Senior Managing Director and Head of Audit	828	December 31, 2021
Bong Joong Kwon	November 1969	Managing Director and Head of IR	286	December 31, 2022
Byung Joo Oh	January 1973	Managing Director, Insurance Business Unit	496	December 31, 2022
Hye Ja Suh	September 1966	Managing Director and Chief Compliance Officer	1,090	December 31, 2022
Seok Mun Choi	August 1968	Managing Director and Head of the Office of Board of Directors	810	December 31, 2021
Soon Bum Kwon	October 1966	Managing Director	1,500	December 31, 2021
Sung Hyun Kim	August 1963	Head of Corporate and Investment Banking Business Unit	15,468	December 31, 2021
Jeong Rim Park	November 1963	Head of Capital Market Business Unit	3,150	December 31, 2021
Dong Cheol Lee	October 1961	Head of Retail Customer Business Unit	3,325	December 31, 2021
Young Gil Kim	January 1963	Head of Wealth Management and Pension Business Unit	503	December 31, 2021
Woon Tae Kim	May 1963	Head of Small and Medium Enterprise Business Unit	1,417	December 31, 2021
Jin Young Kim	August 1969	Chief Public Relation Officer	750	December 31, 2021
Jin Soo Yoon	February 1964	Chief Information Technology Officer	100	March 31, 2021
Chang Hwa Yook	December 1967	Chief Data Officer	367	December 31, 2021
Sang Cheol Heo	December 1965	Chief Contact Center Officer	521	December 31, 2021
Jae Young Choi	June 1967	Head of Pension Business Division	700	May 26, 2021
Sang-Hyeon Woo	February 1964	Senior Executive Vice President, Corporate and Investment Banking Business Unit	348	December 31, 2021
Jeong Ha	January 1967	Senior Executive Vice President, Capital Market Business Unit	—	December 31, 2021
Chai Hyun Sung	September 1965	Senior Executive Vice President, Retail Customer Business Unit	7,224	December 31, 2021
Chan Yong Park	September 1965	Head of the Office of Planning and Coordination	730	December 31, 2021
Sungpyo Jeon	August 1966	Head of Future Contact Center Planning	770	December 31, 2021
Young Suh Cho	February 1971	Head of KB Research	—	December 31, 2021

Note:	(1)

The number of common shares owned includes those owned in the holder’s name under the employee stock ownership association’s account, and may differ from the number of shares owned as reported pursuant to Article 173 of the Financial Investment Services and Capital Markets Act.

As of March 18, 2021, the following management also served as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment Date
Yin Hur	Kookmin Bank	President and Chief Executive Officer	November 2017
Sung Hyun Kim	KB Securities	Chief Executive Officer	January 2019
Jeong Rim Park	KB Securities	Chief Executive Officer	January 2019
Dong Cheol Lee	KB Kookmin Card	Chief Executive Officer	January 2018
Young Gil Kim	Kookmin Bank	Senior Executive Vice President; Wealth Management Group	January 2020
	KB Securities	Senior Executive Vice President; Wealth Management Division	January 2019
	KB Insurance	Senior Executive Vice President; Pension Division	January 2021
Woon Tae Kim	Kookmin Bank	Senior Executive Vice President; SME and SOHO Customer Group	January 2021
Jin Young Kim	Kookmin Bank	Managing Director; Brand·ESG Group	January 2021
Jin Soo Yoon	Kookmin Bank	Senior Executive Vice President; Tech Group	January 2021
Chang Hwa Yook	Kookmin Bank	Head of Data Platform Division	January 2021
	KB Kookmin Card	Managing Director; Data Strategy Division	January 2021
Sang Cheol Heo	Kookmin Bank	Senior Managing Director; Smart Customer Group	January 2021
Jae Young Choi	Kookmin Bank	Head of Pension Business Division	May 2019
	KB Securities	Managing Director; Pension Business Division	January 2020
Sang-Hyeon Woo	Kookmin Bank	Senior Executive Vice President; Corporate Investment Banking Customer Group	January 2021
	KB Securities	Senior Executive Vice President; Investment Banking Division	January 2020
Jeong Ha	Kookmin Bank	Senior Executive Vice President; Capital Markets Group	January 2021
Chai Hyun Sung	Kookmin Bank	Senior Executive Vice President; Retail Customer Group	January 2020
Chan Yong Park	Kookmin Bank	Managing Director; Planning and Coordination Department	January 2021
Sungpyo Jeon	Kookmin Bank	Head of Future Contact Center Implementation Department	January 2021
Chang Kwon Lee	KB Insurance	Non-standing Director	February 2021
Hwan-Ju Lee	KB Securities	Non-standing Director	February 2021
	KB Kookmin Card	Non-standing Director	February 2021

6.5.	Employees

The following table shows information regarding our employees and compensation paid to them as of December 31, 2020.

(Unit: in millions of Won)
Number of Employees(A)(1)	Average Tenure of Employees(2)	Total Amount of Annual Salaries(B)	Average Annual Salary per Person(B/A)
164	4 years and 2 months (15 years and 1 month)	25,400(3)	155(3)

Notes: (1) Includes all employees as of December 31, 2020, including executive officers.

  (2) The duration in parentheses includes tenure at our subsidiaries.

  (3) Includes retroactive payment of bonuses from 2019. The average annual salary per person excluding such amounts is Won 145 million.

The following table shows information regarding our executive officers and compensation paid to them as of December 31, 2020.

		(Unit: in millions of Won)
Number of Executive Officers(A)(1)	Total Amount of Annual Salaries(B)	Average Annual Salary per Person (B/A)
10	4,898	490

Note: (1) Excludes 16 executive officers who serve primarily as executive officers at our subsidiaries.

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares based on our shareholder registry as of December 31, 2020, unless specified otherwise.

(Unit: shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	41,287,280	9.93
JP Morgan Chase Bank, N.A.(2)	25,053,574	6.03
BlackRock Fund Advisors(3)	25,050,939	6.02

Notes:	(1)	Based on 415,807,920 shares of our common stock issued as of December 31, 2020.
(2)	Depositary under the Company’s ADR program. The voting rights are held by ADR holders.
(3)

The above number of shares and the percentage of total issued shares held by BlackRock Fund Advisors are as of February 26, 2021 and are based on disclosure made by BlackRock Fund Advisors in a statement of acquisition filing on March 10, 2021.

7.2.	Changes in the Largest Shareholder

(As of December 31, 2020)				(Unit: shares, %)
Name of Largest Shareholder	Date of Change in Largest Shareholder/Date of Change in Number of Shares Owned	Number of Shares of Common Stock(1)		Percentage of Total Issued Shares(2)
Korean National Pension Service	August 12, 2016	36,826,207		9.53
Korean National Pension Service	December 31, 2016	41,190,896		9.85
Korean National Pension Service	April 24, 2017	40,950,453		9.79
Korean National Pension Service	October 16, 2017	40,479,793		9.68
Korean National Pension Service	December 31, 2017	40,204,583		9.62
Korean National Pension Service	December 31, 2018	39,704,733		9.50
Korean National Pension Service	December 31, 2019	41,468,003		9.97
Korean National Pension Service	February 1, 2020	41,462,588	(3)	9.97
Korean National Pension Service	October 12, 2020	41,402,150	(4)	9.96
Korean National Pension Service	December 31, 2020	41,287,280		9.93

Notes:	(1)	Based on our shareholder registry as of the end of each applicable year unless specified otherwise.
(2)	Total number of shares of common stock issued as of the following dates:

               Prior to October 19, 2016: 386,351,693

               From October 19, 2016 to December 12, 2019: 418,111,537

               After December 12, 2019: 415,807,920

(3)	Based on disclosure made by the Korean National Pension Service in a statement of acquisition filing on February 7, 2020.
(4)	Based on our shareholder registry as of October 12, 2020.

7.3.	Employee Stock Ownership Association

(As of December 31, 2020)	(Unit: shares)
Company Name	Number of Shares of Common Stock Owned
KB Financial Group Inc.	38,356
Kookmin Bank	6,669,365
KB Securities Co., Ltd.	23,386
KB Insurance Co., Ltd.	301,649
KB Kookmin Card Co., Ltd.	263,243
Prudential Life Insurance Company of Korea, Ltd.	—
KB Asset Management Co., Ltd.	7,654
KB Capital Co., Ltd.	23,678
KB Life Insurance Co., Ltd.	20,829
KB Real Estate Trust Co., Ltd.	12,196
KB Savings Bank Co., Ltd.	4,976
KB Investment Co., Ltd.	1,383
KB Data Systems Co., Ltd.	14,193
KB Credit Information Co., Ltd.	9,201

Total	7,390,109

7.4.	Investments in Affiliated Companies

(As of December 31, 2020)				(Units: shares, %, millions of Won)
Company Name	Ending Balance			Total assets as of the latest fiscal year(1)		Net income (loss) for the latest fiscal year(1)
	Number of shares owned	Ownership	Book value
Kookmin Bank	404,379,116	100	14,821,721	438,444,114		2,298,195
KB Securities Co., Ltd.	298,620,424	100	3,342,391	57,629,662		425,622
KB Insurance Co., Ltd.	66,500,000	100	2,375,430	39,078,117		163,884
KB Kookmin Card Co., Ltd.	92,000,000	100	1,953,175	24,071,645		324,662
Prudential Life Insurance Company of Korea, Ltd.	15,000,000	100	2,310,054	23,171,566	(2)	227,806 (2)
KB Asset Management Co., Ltd.	7,667,550	100	96,312	335,601		57,317
KB Capital Co., Ltd.	25,227,566	100	673,811	12,820,903		141,646
KB Life Insurance Co., Ltd.	91,200,000	100	485,314	10,424,916		(23,185)
KB Real Estate Trust Co., Ltd.	16,000,000	100	121,553	437,518		66,784
KB Savings Bank Co., Ltd.	8,001,912	100	157,544	1,883,720		17,305
KB Investment Co., Ltd.	22,525,328	100	154,910	848,693		15,387
KB Data Systems Co., Ltd.	800,000	100	6,334	40,347		(1,729)
KB Credit Information Co., Ltd.	1,252,400	100	23,621	27,711		1,132

Total	—	—	26,522,170	—		—

Note: (1) Based on K-IFRS ( on a consolidated basis), unless specified otherwise.

(2) Based on K-IFRS (on a separate basis).

7.5.	Related Party Transactions

7.5.1. Purchase of capital securities issued by KB Capital Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	6.548%(1)	March 27, 2045 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	5.989%(1)	September 24, 2045 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 343 Private Placement of Capital Securities in Won	50	March 29, 2016	4.396%	March 29, 2046 (may be extended)	Working capital
						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	4.064%	June 28, 2046 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	4.744%	November 28, 2046 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 378 Private Placement of Capital Securities in Won	50	April 27, 2017	4.431%	April 27, 2047 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 460 Private Placement of Capital Securities in Won	100	September 25, 2020	3.376%	September 25, 2050 (may be extended)	Working capital

7.5.2. Prepayments and Loans to Subsidiaries

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	10	10	July 14, 2017	2.141%(2)	July 12, 2021

Notes: (1) Unsecured credit loans.

  (2) Changed from 2.195% to 2.141% upon extension of the loans on July 13, 2020.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	40	40	July 13, 2018	2.141%(2)	July 12, 2021

Notes: (1) Unsecured credit loans.

  (2) Changed from 2.195% to 2.141% upon extension of the loans on July 13, 2020.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	March 8, 2019	2.245%(2)	March 8, 2022

Notes: (1) Unsecured credit loans.

  (2) Changed from 2.189% to 2.245% upon extension of the loans on March 9, 2021.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	March 9, 2020	2.245%	March 8, 2022

Notes: (1) Unsecured credit loans.

  (2) Changed from 2.189% to 2.245% upon extension of the loans on March 9, 2021.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	July 13, 2020	2.141%	July 12, 2021

Note: (1) Unsecured credit loans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: March 18, 2021	By: /s/ Hwan-Ju Lee

(Signature)

	Name:	Hwan-Ju Lee

	Title:	Senior Executive Vice President and Chief Finance Officer